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                                                                    Exhibit 99.1

                              Marcum & Kliegman LLP
                   Certified Public Accountants & Consultants
     A Limited Liability Partnership Consisting of Professional Corporations


July 10, 1997

Ms. Lisa Mitrovich
Securities and Exchange Commission
 Division of Corporate Finance
Washington, D.C. 20549

Re: Compass Plastics & Technologies, Inc. Registration Statement on Form S-1
         Filed June 6, 1997
         File No. 333-28741
         Response to Comment Number 30 of letter dated July 2, 1997

Dear Ms. Mitrovich:

As per our telephone conversation of today, we respectfully reiterate the following facts in response to Comment Number 30 of the Commission's letter dated July 2, 1997:

o In connection with our audits of Compass Plastics & Technologies, Inc. (the "Company") for the periods ended October 27, 1997 and September 27, 1997, the audit fieldwork procedures were performed by Block, Plant, Eisner, Fiorito & Blelak-Berge ("Block"), an accounting firm registered in California and were supervised and reviewed by Marcum & Kliegman LLP. The audit procedures performed by Block were of a quality which met professional standards and enabled us to opine on the financial statements of the Company for the above periods in accordance with generally accepted auditing standards.

o Marcum & Kliegman was originally engaged to prepare the tax returns of the Company. This engagement was based on a long-standing professional relationship of approximately fifteen (15) years between myself and Michael A. Gibbs, President of the Company and a member of the new ownership group. After Mr. Gibbs was advised of our firm's audit and SEC expertise, Mr. Gibbs engaged our firm to perform the audits for the above periods.

o Marcum & Kliegman LLP is not presently licensed in the State of California. During recent conversations between Ms. Dottie Hayes (senior staff person) of the California Board of Accountancy and a member of our firm (Patrick Rossetti, CPA), she indicated that given the above circumstances it was her


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Securities and Exchange Commission
Division of Corporate Finance
July 10, 1997
Page 2


         view that we would be able to opine on the Company's financial statements and not be in violation of the California Accountancy Act.


         Marcum & Kliegman LLP is currently not licensed as a public accountancy firm in California because it does not actively solicit business in California. Ms Hayes recommended that Marcum & Kliegman LLP register with the California State Board of Accountancy. Marcum & Kliegman LLP is in the process of filing its application to become licensed in California, but no assurance can be given that this process will be finalized prior to the effective date of this registration statement.

o Marcum & Kliegman LLP is in compliance with Rule 2-O1(a) of Regulation S-X since it is duly registered and in good standing under the laws of the State of New York, where the firm's principal office is located.

We respectfully request that the audit reports of Marcum & Kliegman LLP are acceptable to the Commission for inclusion in the Company's registration on Form S-1. We would appreciate your written response to this matter as soon as possible. Please call myself or Patrick Rossetti if you have any further questions.

Very truly yours,

Marcum & Kliegman LLP

/s/Philip F. Strassler

Philip F. Strassler, PA, PC

PFS/jml